UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I. GENERAL IDENTIFYING INFORMATION

     1.   Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

          | |  MERGER

          |X|  LIQUIDATION

          | |  ABANDONMENT OF REGISTRATION
               (Note:  Abandonments of Registration
               answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          | |  Election  of  status as a  BUSINESS  DEVELOPMENT  COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund:          Tax Free Fund of Vermont, Inc.

     3.   Securities and Exchange Commission File No.: 811-6328

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                   |X| Initial Application          | | Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                                 87 North Main Street, Suite 611
                                 Rutland, Vermont 05701

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                 Marvin B. Elliott
                                 62 Heather Lane
                                 Rutland, Vermont 05701
                                 (802) 773-0674

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                                 Marvin B. Elliott
                                 62 Heather Lane
                                 Rutland, Vermont 05701
                                 (802) 773-0674

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          |X| Management company;

          | | Unit investment trust; or

          | | Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          |X| Open-end           | | Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                 Vermont

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                 Until July 1, 2000:
                                 Vermont Fund Advisors, Inc.
                                 87 North Main Street, Suite 611
                                 Rutland, Vermont 05701

                                 Since July 1, 2000:
                                 Independent Fund Advisors of Vermont, Inc.
                                 87 North Main Street, Suite 611
                                 Rutland, Vermont 05701

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                 None

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investments in the fund (e.g., an insurance company separate account)?

              | | Yes      | |  No

          If Yes, for each UIT state:
              Name(s):

              File No.: 811-

              Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              |X| Yes      | | No


              If Yes, state the date on which the board vote took place:

                                 August 17, 2001

              If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              |X| Yes      | | No


              If Yes, state the date on which the shareholder vote took place:

                                 September 27, 2001

              If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              |X| Yes       | | No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
               distributions:

                                 September 28, 2001

          (b)  Were the distributions made on the basis of net assets?

              |X| Yes       | | No

          (c)  Were the distributions made pro rata based on share ownership?

              |X| Yes       | | No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

              | | Yes       |X| No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliations of shareholders:

     17.  Closed-end funds only:
          Has the fund issued senior securities?

              | | Yes       | | No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

              |X| Yes       | | No

          If   No,
          (a)  How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              | | Yes       |X| No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              | | Yes       |X| No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date the form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

              | | Yes       | | No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              | | Yes       |X| No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.       (a)   List the  expenses  incurred  in connection with the Merger or Liquidation:

               (i)   Legal expenses:                        $5,300

               (ii)  Accounting expenses:                   $4,700

               (iii) Other expenses (list and identify separately):

                    Consultant Fees:                       $13,500
                    Postage and Office Expenses:             5,962
                    Fees and Expenses of Directors:          1,829
                    Bond Pricing Service Fees:                 650
                    Telephone Expense:                         500
                    Bank Fees and Charges                      300

               (iv)Total expenses (sum of lines (i)-(iii) above): $32,741

               (b)  How were those expenses allocated?

                                 Not applicable

               (c)  Who paid those expenses?

                                 Tax Free Fund of Vermont, Inc.

               (d)  How did the fund pay for unamortized expenses (if any)?

                                 No unamortized expenses

     23. Has the fund previously filed an application for order of the Commission regarding the Merger or Liquidation?

              | | Yes       |X| No

          If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

              | | Yes       |X| No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              | | Yes       |X| No

          If   Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26.  (a) State the name of the fund surviving the Merger:

          (b)  State the Investment Company Act number of the fund surviving the
               Merger: 811-

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Tax Free of Vermont, Inc., (ii) he or she is the President of Tax Free Fund of Vermont, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                               (Signature)

                                               /s/ Marvin B. Elliott
                                               ----------------------
                                               President